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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2003

                        Commission File Number: 001-14491


                        TELE CELLULAR SUL HOLDING COMPANY
                 (Translation of registrant's name into English)

                     RUA COMENDADOR ARAUJO, 299 - 3(0) ANDAR
                         80420-000 CURITIBA, PR, BRAZIL
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F       X                 Form 40-F
                               -----                             -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                    Yes                                No          X
                               -----                             -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                    Yes                                No          X
                               -----                             -----

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes                                No          X
                               -----                             -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                      TELE CELULAR SUL PARTICIPACTES, S.A.

                                TABLE OF CONTENTS


    ITEM
   ------

      1. Tele Celular Sul Participacoes, S.A. Call Notice - Special and Annual General Meeting First Call
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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         TELE CELULAR SUL PARTICIPACTES, S.A.

Date:  February 19, 2003                 By:  /s/ Paulo Roberto Cruz Cozza
                                              ----------------------------------
                                              Name:    Paulo Roberto Cruz Cozza
                                              Title:   Chief Financial Officer
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CONTACT

                PAULO ROBERTO CRUZ COZZA
                Chief Financial Officer and Director of Investor Relations

                JOANA DARK FONSECA SERAFIM
                Investor Relations
                + 55 (41) 312-6862
                jserafim@timsul.com.br

                RAFAEL J. CARON BOSIO
                Investor Relations
                +55 (41) 9976-0668
                rbosio@timsul.com.br

                WEBSITE
                http://tsu.infoinvest.com.br/


                       TELE CELULAR SUL PARTICIPACOES S.A.
                                   CALL NOTICE

                       SPECIAL AND ANNUAL GENERAL MEETING
                                   FIRST CALL

The stockholders of Tele Celular Sul Participacoes S.A are hereby called to the Special and Annual General Meeting, first call, to be held on March 18, 2003, at 2:00 p.m., at the Company headquarters at Rua Comendador Araujo, n(0) 299, in the city of Curitiba, State of Parana, to transact the following business:

ORDER OF BUSINESS OF THE ANNUAL MEETING:

      (i) To examine, discuss and vote the financial statements for fiscal year 2002 ;

      (ii)  To discuss the proposed destination of the Profit for fiscal year
            2002;

      (iii) To elect the members of the Statutory Audit Committee;

      (iv)  To determine the remuneration of the Directors and Officers.

ORDER OF BUSINESS OF THE GENERAL MEETING:

      (i) Decide on the capital increase corresponding to the tax benefit for fiscal year 2002, resulting from the amortization of the premium absorbed after the spin off from Bitel Participacoes S.A., pursuant to CVM Instruction 319/99 and the Protocol of Consolidation dated Jun/30/00. The increase encompasses the issue of 62.2 % preferred shares and 37.7% common shares, in order to maintain their current ratio in the capital; the issue price represents the average of the last ten trading days retroactively counted from Feb/07/03;

      (ii) Decide on the capital increase concerning the Premium Reserve, transferred from Bitel Participacoes S.A. to the Company on Apr/28/00, the tax benefit of which was not enjoyed, with no issue of shares;
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      (iii) Decide on the capital increase concerning the surplus reserve, with no issue of shares, as provided in article 40, paragraph 2 of the Articles of Incorporation;

      (iv)  Decide on the proposed amendment do the Articles of Incorporation, article 5 - "Capital Stock".

      (v) Election of a Director to fill in the position vacated by the resignation of a Director.

NOTES:

      - Stockholders wishing to be represented by proxies shall file the respective special proxy at the Company headquarters, no later than two (02) business days before the date scheduled for the Meeting, pursuant to art. 126 of Law 6404/76 and art. 15, sole paragraph of the Articles of Incorporation.

      - Tele Celular Sul Participacoes S/A stockholders participating in the (Fungible Registered Share Trust of the Stock Trade) Custodia Fungivel de Acoes Nominativas das Bolsas de Valores wishing to attend the Meeting are required to submit a statement from the fiduciary company issued no later than 2 (two) days before the Meeting, showing their stockholding status.

      - The documents related to this Meeting will be available to stockholders at the Company headquarters as of the publication of the call.

                          Curitiba, February 13, 2003.

      FRANCO BERTONE                              PAULO SERGIO DE OLIVEIRA DINIZ